Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of United States dollars – US$)

		Unaudited				Unaudited
Assets	Note	9/30/2022	12/31/2021	Liabilities and equity	Note	9/30/2022	12/31/2021

Cash and cash equivalents	6	25,794	15,264	Client funds payable	7	44,220	78,163
Short-term investments	12(a)	315,594	151,866	Consideration payable on acquisition	20(b)	11,824	16,437
Client funds on deposit	7	44,220	78,163	Personnel and related taxes payable	15	19,560	37,764
Accounts receivable	8	84,527	97,119	Taxes payable	16	1,651	3,889
Project advances	9	7,390	3,199	Carried interest allocation		2,241	11,582
Derivative financial instruments	12(d)	42	-	Derivative financial instruments	12(d)	2,046	-
Other current assets	10	7,386	3,559	Commitment subject to possible redemption	20(c)	228,577	-
Recoverable taxes	11	4,031	3,152	Other current liabilities	17	37,520	8,391

Current assets		488,984	352,322	Current liabilities		347,639	156,226

Accounts receivable	8	10,960	10,996	Gross obligation under put option	20(d)	60,079	-
Deferred tax assets	18	2,169	3,446	Consideration payable on acquisition	20(b)	58,144	27,812
Project advances	9	589	736	Personnel liabilities	15	1,173	5,252
Other non-current assets	10	2,862	3,227	Other non-current liabilities	17	14,082	7,746
Long-term investments	12(b)	38,627	18,278
Derivative financial instruments	12(d)	6,000	-	Non-current liabilities		133,478	40,810
Investments in associates	12(c)	8,361	-
Property and equipment	13	23,996	13,408	Total liabilities		481,117	197,036
Intangible assets	14	373,009	358,908
Non-current assets		466,573	408,999	Capital	27(a)	15	15
				Additional paid-in capital	27(b)	485,180	485,180
				Other reserves	27(d)	1,280	764
				Retained earnings		56,232	87,948
				Cumulative translation adjustment	27(f)	(26,077)	(9,622)
				Equity attributable to the owners of the Company		516,630	564,285
				Non-controlling interests	27(g)	(42,190)	-

				Equity		474,440	564,285

Total assets		955,557	761,321	Total liabilities and equity		955,557	761,321

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement

For the nine and three-month periods ended September 30, 2022 and 2021

(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month periods ended September 30,		Unaudited nine-month periods ended September 30,
	Note	2022	2021	2022	2021

Net revenue from services	21	56,990	39,695	167,596	189,305

Cost of services rendered	22	(25,993)	(15,195)	(81,034)	(70,327)
Personnel expenses		(15,827)	(13,443)	(49,659)	(35,184)
Deferred consideration		(6,111)	-	(18,333)	-
Amortization of intangible assets		(4,055)	(1,408)	(13,042)	(4,419)
Carried interest allocation		-	(344)	-	(30,724)

Gross profit		30,997	24,500	86,562	118,978

Operating income and expenses		(15,155)	(3,093)	(39,291)	(11,660)
Administrative expenses	23	(8,221)	(3,001)	(24,115)	(9,216)
Other income/(expenses)	24	(6,282)	(92)	(13,527)	(2,444)
Share of equity-accounted earnings	12(c)	(652)	-	(1,649)	-

Operating income before net financial income/(expense)		15,842	21,407	47,271	107,318

Net financial income/(expenses)	25	(423)	(738)	6,223	(840)

Income before income tax		15,419	20,669	53,494	106,478

Income tax	26	(2,200)	855	(6,053)	1,508

Net income for the period		13,219	21,524	47,441	107,986
Attributable to:
Owners of the Company		12,221	21,524	46,443	109,271
Non-controlling interests		998	-	998	(1,285)

Basic earnings per thousand shares	27(e)	0.08303	0.15809	0.31552	0.81137
Diluted earnings per thousand shares	27(e)	0.08303	0.15777	0.31552	0.80975

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income

For the nine and three-month periods ended September 30, 2022 and 2021

(In thousands of United States dollars - US$)

	Unaudited three-month periods ended September 30,		Unaudited nine-month periods ended September 30,
	2022	2021	2022	2021

Net income for the period	13,219	21,524	47,441	107,986
Items that will be reclassified to the income statement:
Currency translation adjustment	(4,401)	(521)	(16,455)	(471)
Currency translation adjustment – non-controlling interests	(1,329)	-	(1,329)	(88)

Total comprehensive income	7,489	21,003	29,657	107,427
Attributable to:
Owners of the Company	7,820	21,003	29,988	108,800
Non-controlling interests	(331)	-	(331)	(1,373)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of United States dollars - US$)

	Attributable to owners
	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance at December 31, 2020	1	1,557	-	62,001	(6,244)	57,315	1,758	59,073

Cumulative translation adjustment	-	-	-	-	(471)	(471)	(88)	(559)
Share Split	11	(11)	-	-	-	-	-	-
Capital issuance	2	325,507	-	-	-	325,509	-	325,509
Transaction costs	-	(27,047)	-	-	-	(27,047)	-	(27,047)
Net income for the period	-	-	-	109,271	-	109,271	(1,285)	107,986
Dividends declared	-	-	-	(77,468)	-	(77,468)	-	(77,468)
Grant of share based incentive plan	-	-	699	-	-	699	-	699
Changes in interest of subsidiaries	-	385	-	-	-	385	(385)	-

Balance at September 30, 2021 (unaudited)	14	300,391	699	93,804	(6,715)	388,193	-	388,193

Balance at December 31, 2021	15	485,180	764	87,948	(9,622)	564,285	-	564,285

Cumulative translation adjustment	-	-	-	-	(16,455)	(16,455)	(1,329)	(17,784)
Net income for the period	-	-	-	46,443	-	46,443	998	47,441
Dividends declared and paid	-	-	-	(78,159)	-	(78,159)	-	(78,159)
Share based incentive plan	-	-	516	-	-	516	-	516
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	13,729	13,729
Gross obligation under put option	-	-	-	-	-	-	(55,588)	(55,588)
Balance at September 30, 2022 (unaudited)	15	485,180	1,280	56,232	(26,077)	516,630	(42,190)	474,440

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of United States dollars - US$)

		Unaudited nine-month periods ended September 30,
	Note	2022	2021
Cash flows from operating activities
Net income for the period		47,441	107,986
Adjustments to net income for the year
Depreciation expense	13/23	2,761	1,329
Amortization expense	14/22/23	12,697	4,536
Net financial investment income	25	(1,570)	(121)
Unrealized (gains)/losses on long-term investments	25	(4,336)	577
Unrealized (gains)/losses on other derivative financial instruments	25	(2,121)	-
Unrealized fair value (gains)/losses on contingent consideration	24	2,880	-
Interest expense on lease liabilities	25	1,303	761
Transaction costs allocated - SPAC	24	315	-
IPO expenses accrual	24	-	1,693
Deferred income taxes expense	26	1,059	(1,622)
Current income taxes expense	26	4,994	114
Share of equity accounted earnings	12(c)	1,649	-
Share based incentive plan	22	516	699
Other non-cash effects		20	(634)

Changes in operating assets and liabilities
Accounts receivable		12,217	(95,842)
Projects advances		(4,326)	(1,263)
Recoverable taxes		(1,825)	(222)
Personnel and related taxes		(19,999)	8,964
Carried interest allocation		(9,341)	30,724
Unearned Revenues	17(b)	30,559	28,781
Deferred consideration payable on acquisition		18,333	-
Taxes payable and deferred taxes		(6,216)	(404)
Payment of income taxes		(187)	(236)
Other assets and liabilities		3,530	(5,101)
Payment of placement agent fees		-	(1,200)
Net cash provided by operating activities		90,353	79,519
Cash flows from investing activities
(Increase)/decrease in short term investments		74,169	(240,910)
Investment into trust account		(236,900)	-
Increase in long-term investments		(17,181)	(6,385)
Payment of business acquisition payable	20(b)	(16,437)	-
Acquisition of property and equipment	13	(8,825)	(524)
Acquisition of software and computer programs	14	(614)	(535)
Acquisition of investments in associates	12(c)	(7,789)	-
Acquisition of subsidiaries net of cash	28(a)	(10,215)	-
Net cash provided by investing activities		(223,792)	(248,354)
Cash flows from financing activities
IPO proceeds		-	302,722
IPO transaction costs		-	(1,737)
IPO proceeds – SPAC *		230,000	-
IPO transaction costs – SPAC		(4,665)	-
Dividends paid		(78,159)	(100,727)
Lease payments		(1,260)	(589)
Interest paid on lease liabilities		(1,303)	(748)
Net cash used in financing activities		144,613	198,921
Foreign exchange variation on cash and cash equivalents in foreign currencies		(644)	166
Increase in cash and cash equivalents		10,530	30,252
Cash and cash equivalents at the beginning of the period	6	15,264	14,052
Cash and cash equivalents at the end of the period	6	25,794	44,304
Increase in cash and cash equivalents		10,530	30,252
Non-cash operating and investing activity
Transfer of long-term investment with a corresponding decrease in liability	12	-	300
Addition of right of use assets	13	1,330	793
IPO transaction costs decrease in assets with corresponding decrease in equity		-	624
IPO transaction costs accrual increase in liability with corresponding decrease in equity		-	1,899
Changes in interest of subsidiaries			385
Gross obligation raised under put option		60,866	-
*Includes proceeds received for derivative financial instruments included in Units issued by SPAC

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.6% of the Company's common shares as of September 30, 2022. The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), its Private Investments in Public Entities funds (”PIPE”), its credit funds (through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”)), and real estate funds (through business combination in 2022 with VBI Real Estate Gestão de Carteiras S.A.(“VBI”) – note 28).

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

On March 14, 2022, an indirect subsidiary of the Company, Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”), announced the closing of its IPO offering. PLAO is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by a subsidiary, Patria SPAC LLC (the “Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.

The COVID-19 pandemic developed rapidly in 2020 and 2021, with a significant number of cases and variances of COVID-19. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its people (such as social distancing and working from home) and securing the supply of essential materials to maintain its offices.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The impact on business and results has not been significant and based on the experience to date, the Company expects this to remain the case. The Company will continue to follow the various government policies and advisories. In parallel, the Company will do the utmost to continue to operate in the best and safest way possible without jeopardizing the health of its people.

As a company that operates globally, the adverse effects of the ongoing conflict between Russia and Ukraine, economic sanctions, import and export controls imposed on the Russian government by multiple countries and organizations, could indirectly affect the Group’s operations, expansion plans, and ultimately the results.

Management has considered the consequences of COVID-19, the ongoing conflict between Russia and Ukraine and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.

These unaudited condensed consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2022 and 2021 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019.

The board of directors approved the unaudited condensed consolidated interim financial statements on March 27, 2023.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

See note 4 of the Company's annual consolidated financial statements for the year ended December 31, 2021, 2020 and 2019 for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries and note 5 for the functional currency determined for each entity.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit-sharing, long-term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of the recoverability of deferred tax assets, where management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	the fair value of financial instruments, and the share based incentive plan, where management determined the methodology and the inputs to the model, including observable and unobservable inputs;

(vii)	estimation of fair values of contingent consideration transferred in business combinations;

(viii)	estimates and assumptions to determine the recoverable amount of cash-generating units used in the assessment of impairment of goodwill and determination of fair value of identifiable assets under purchase price allocation.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities and real estate.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Group.

The classification, recognition and measurement of investments in associates, financial instruments issued in relation to the SPAC is determined in accordance with requirements of IAS 28 (Investments in associates and joint ventures) and IFRS 9 respectively as disclosed under notes 12(c) for investments in associates and notes 5(o), 12(d) and 20(c) for financial instruments issued by the SPAC.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

a.	Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

		Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				September 30, 2022	December 31, 2021
Subsidiaries
Patria Finance Ltd.	(a)	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	(b)	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	(c)	UK	GBP	100.00%	100.00%
Patria Investments US LLC	(d)	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(e)	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	(b)	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	(f)	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(b)	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(g)	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.	(h)	UY	USD	100.00%	100.00%
Patria Investments Uruguay S.A.	(i)	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	(j)	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	(k)	CH	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(l)	HK	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(w)	KY	USD	-	100.00%
Platam Investments Brazil Ltda.	(m)	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner, Ltd.	(w)	KY	USD	-	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	(b)	KY	USD	100.00%	100.00%
PI General Partner V Ltd.	(b)	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.	(b)	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.	(b)	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(b)	KY	USD	100.00%	100.00%
Patria SPAC LLC	(n)	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(o)	KY	USD	100.00%	100.00%
Moneda Asset Management SpA	(p)	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada	(q)	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos	(b)	CH	CLP	100.00%	100.00%
Moneda II SpA	(r)	CH	USD	100.00%	100.00%
Moneda International Inc.	(b)	BV	USD	100.00%	100.00%
Moneda USA Inc.	(s)	US	USD	100.00%	100.00%
Patria KMP Cayman I	(t)	KY	USD	100.00%	-
VBI Real Estate Gestão de Carteiras S.A.	(u)	BR	BRL	50.00%	-
VBI Administração Fiduciaria e Gestão Ltda	(v)	BR	BRL	50.00%	-
BREOF Partners Ltda	(v)	BR	BRL	50.00%	-
VBI ND Emp Imob Ltda	(v)	BR	BRL	50.00%	-
VBI ND II Emp Imob Ltda	(v)	BR	BRL	50.00%	-
VBI DATA CENTER Emp Imob Ltda	(v)	BR	BRL	50.00%	-

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Finance Ltd.: responsible for managing investment funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group.

(b)	These entities serve as managers of investment funds.

(c)	Patria Investments UK Ltd.: engages in the development of investor relations.

(d)	Patria Investments US LLC: engages in the development of investor relations and marketing services and certain back-office services.

(e)	Patria Investments Colombia S.A.S.: engages in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.

(f)	Infrastructure III SLP Ltd.: serves as manager of investment funds and provides financial advisory services.

(g)	Pátria Investimentos Ltda. ("PILTDA"): engages in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors.

(h)	Patria Investments Latam S.A.: serves as a holding company for the Group investing activities.

(i)	Patria Investments Uruguay S.A.: provides advisory services related to asset management of investment funds and investor relations and marketing services.

(j)	Patria Investments Cayman Ltd.: serves as a holding company for the Group investing activities.

(k)	Patria Investments Chile SpA: engages in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.

(l)	Patria Investments Hong Kong, Ltd.: engages in developing investor relations and marketing services.

(m)	Platam Investments Brazil Ltda.: provides advisory services to the Group.

(n)	Patria SPAC LLC: serves as a holding company and Sponsor of SPAC Patria Latin American Opportunity Acquisition Corp.

(o)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a subsidiary of Patria SPAC LLC, is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by Patria SPAC LLC for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO.

The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Public Warrant” or “Warrant”), with each Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.

PLAO is considered a subsidiary of the Group holding 100% of the equity of PLAO. PLAO is listed on the NASDAQ-GS. The Group previously held 100 per cent of the interest of PLAO prior to its IPO on March 14, 2022 through PLAO Class B ordinary shares held (the “SPAC Founder shares” or the “SPAC Class B Ordinary Shares”). After the IPO and issuance of PLAO units that includes SPAC Class A Ordinary Shares, the Group’s interest did not change due to SPAC Class A Ordinary Shares classified as a liability in accordance with IFRS based on the terms of the issuance that may result in redemption by holders of SPAC Class A Ordinary Shares.

Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except as required by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(c).

As of September 30, 2022, the Group has not selected any business combination target for PLAO. The expectation is to consummate the business combination as soon as the Group identifies a target company. Should PLAO not complete the initial business combination within 15 months from the closing of PLAO’s IPO (or up to 21 months if extended the period of time to consummate the initial business combination in accordance with the terms described in the PLAO’s final prospectus), the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a).

(p)	Moneda Asset Management SpA (“MAM I”): serves as a holding company of Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Limitada.

(q)	Moneda Corredores de Bolsa Limitada (“MCB”): a stockbroker that manages private client mandates.

(r)	Moneda II SpA (“MAM II”): serves as a holding company of Moneda International Inc. and Moneda USA Inc.

(s)	Moneda USA Inc.: serves as an investment adviser.

(t)	Patria KMP Cayman I: incorporated on June 20, 2022 and serves as a holding company for the Group investing activities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(u)	VBI Real Estate Gestão de Carteiras S.A. (“VBI”): a subsidiary of the Group acquired through business combination (note 28). It is an entity headquartered in Brazil and serves as manager of real estate investment trusts of the Group.

(v)	Fully owned direct subsidiaries of VBI, headquartered in Brazil to complement real estate investment activities of VBI.

(w)	Entities with limited activity were dissolved during 2022 and had no significant accounting impact.

6	Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash at bank and on hand	20,114	13,383
Shares of mutual funds (a)	4,246	1,881
Short-term deposits (a)	1,434	-
Cash and cash equivalents	25,794	15,264

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments, with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	September 30, 2022	December 31, 2021
Client funds on deposit	42,865	67,687
Other receivables from clients (a)	1,355	10,476
Client funds on deposit and other receivables	44,220	78,163

	September 30, 2022	December 31, 2021
Client funds payable (a)	44,220	78,163
Client funds payable	44,220	78,163

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions on an exchange that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions occur.

8	Accounts receivable

	September 30, 2022	December 31, 2021
Current (a)	84,527	97,119
Non-current (b)	10,960	10,996
Accounts receivable	95,487	108,115

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts receivable from customers relate to management, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented.

(a)	An amount of US$ 1.1 million (December 31, 2021: US$33.5 million) is reflected under current balances, related to performance fees receivable determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur.

(b)	Non-current balances are related to management fees receivable of US$11 million (December 31, 2021: US$11 million) from PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”) in a single installment on December 31, 2023. No interest is charged and the impact of the adjustment to amortized cost using the effective interest rate method at the date of initial recognition is not material.

Renegotiation

Subsequent to September 30, 2022, the receipt dates for management fee receivables as of September 30, 2022 were renegotiated to December 31, 2023 based on the estimated date of realization of the investment funds’ portfolio.

	PBPE Fund IV	Patria Real Estate Fund III
Current year invoices renegotiated	US$ 18.1 million	US$ 5.7 million
Prior year invoices renegotiated	US$ 35.0 million	-

The financial effects of the above transaction did not have an impact on the condensed consolidated interim financial statements as of and for the period ended September 30, 2022.

9	Project advances

	September 30, 2022	December 31, 2021
Current	7,390	3,199
Non-current	589	736
Project advances	7,979	3,935

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to investment funds still in the structuring stage.

10	Other assets

	September 30, 2022	December 31, 2021
Advances to employees	2,245	427
Prepaid expenses (a)	4,449	2,794
Other current assets	692	338
Other current assets	7,386	3,559

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Prepaid expenses (a)	204	184
Deposit/guarantee on lease agreements (b)	2,587	3,043
Other non-current assets	71	-
Other non-current assets	2,862	3,227

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support. These items will be recorded as administrative expenses in the period they are related to.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

11	Recoverable Taxes

	September 30, 2022	December 31, 2021
Income tax and social contribution recoverable	3,067	2,643
Other recoverable taxes	964	509
Recoverable Taxes	4,031	3,152

Recoverable taxes consist mainly of income taxes charged on taxable income in Brazil and Chile and paid in advance. The corresponding tax liabilities are included under taxes payable (note 16).

12	Investments

a.	Short-term investments

Short-term investments are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

	September 30, 2022	December 31, 2021
Securities	77,291	151,866
Investments held in trust account (a)	238,303	-
Short-term investments	315,594	151,866

(a)	Investments held in trust account are investments received through IPO transactions derived by PLAO. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Long-term investments

	September 30, 2022	December 31, 2021

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	14,261	9,076
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (b)	9,463	-
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (c)	8,491	-
Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios	-	1,765
Patria Infra Energia Core FIP EM Infraestrutura	4,255	5,085
Patria Brazil Real Estate Fund II, L.P. (d)	247	768
PBPE Fund III (Ontario), L.P. (d)	15	28
Other investments	1,895	1,556
Long-term investments	38,627	18,278

Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of September 30, 2022, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (b) below) range from 0.00006% to 4.16019% (December 31, 2021: 0.00006% to 4.44972%).

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is an investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. An investment interest of 22.1% is owned in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)	As part of the new investment fund launched in partnership with the Group’s associate, Kamaroopin, the Group invested in KMP Growth Fund II. As of September 30, 2022, KMP Growth Fund II had purchased a 10% interest in one portfolio company, Dr. Consulta Clinica Medical Ltda., a Brazil-based healthcare technology company.

(c)	Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios is a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(d)	These companies are subject to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see note 17c).

c.	Investments in associates

Associates are companies in which the Group holds an interest and over which the Group has a significant influence but does not hold control. In assessing significant influence, the Group considers the investment held and its power to participate in the financial and operating policy decisions of the investee through its voting or other rights. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method unless elected to be measured at fair value through profit or loss in accordance with IFRS 9.

Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss. The Group applies the approach to include both payments and contingent variable payments in the carrying amount of the investment at the acquisition date.

Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (formerly Hanuman GP, LLC) (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”) is a private markets investment group. On February 1, 2022 the Group acquired 40% minority interest in

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Kamaroopin (US$ 7.8 million in cash and US$1.6 million payable per note 20(b)). Kamaroopin was created in 2018 and currently has four invested portfolio companies where it partners with entrepreneurs as an investor operator to drive growth.

The investment is structured in two stages. The first stage includes the acquisition of a 40% minority equity stake, at which point the Group would pursue a joint fundraising campaign for a new growth equity fund. The second stage would result in the acquisition of the remaining 60% for a pre-determined consideration and contingent to certain requirements related to achieving fundraising objectives within 18 months of acquisition. In the event the requirements for the second stage are not satisfied, the Group and Kamaroopin would have the option to maintain the current structure or unwind the transaction. Between acquisition and reporting date, there have been no significant changes in the fair value of the underlying business Kamaroopin and the respective Kamaroopin option arrangements. As such the right to complete the second stage has negligible value as of September 30, 2022.

The purchase price was allocated to goodwill, representing the value of expected synergies arising from the acquisition in addition to allocation to identifiable intangible assets, brands and non-contractual customer relationships. The Group incurred direct costs for the acquisition of minority interest which were expensed as incurred. No contingent liabilities nor indemnification assets were acquired as part of the transaction or exist as of September 30, 2022 in respect of the Group’s investments in associates.

Set out below are the associates of the Group as of September 30, 2022. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

	Kamaroopin Gestora de Recursos Ltda	Hanuman GP Cayman, LLC	Uliving Holding S.A (c)	Investments in associate
Country of incorporation	BR	KY	BR

Equity	(1)	(2)	613	610
Goodwill (a)	357	4,365	-	4,722
Non-contractual customer relationships (b)	4,221	94	-	4,315
Non-contractual customer relationships amortization*	(1,515)	(5)	-	(1,520)
Brand (b)	363	-	-	363
Brand amortization*	(50)	-	-	(50)
	3,375	4,452	613	8,440
Share of profits or (losses) from associates*	11	(80)	(10)	(79)

Total carrying amount	3,386	4,372	603	8,361

*Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings (US$ 1,649 for the nine-month period ended September 30, 2022 and US$ 652 for the three-month period ended September 30, 2022) in the condensed consolidated income statement.

"BR" Brazil, "KY" Cayman Islands

(a)	No impairment losses on goodwill have been recognized in the current year in respect of goodwill on investments in associates. The Group performs its annual impairment test at least 12 months after acquisition and when circumstances indicates that the carrying value may be impaired. Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate. There were no changes to assumptions between acquisition and reporting date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Inputs to determine fair value
Forecast period	February 1, 2022 - December 31, 2031
Annual inflation rate – Brazil	3.2% - 5.4%
Annual inflation rate – United States of America	2% - 2.1%
Discount rate	15.9% - 18.9%

Included in the carrying amount of goodwill are cumulative translation adjustments and other adjustments to the cost of the assets acquired.

(b)	Non-contractual customer relationships and the brand of Kamaroopin, expected to be amortized on a straight-line basis over a period of 2 and 5 years respectively. Amortization for the three-month period ended September 30, 2022 was US$555 and US$18 for non-contractual customer relationships and the brand respectively.

(c)	Represents investment in associate of VBI, acquired through business combination.

d.	Derivative financial instruments

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates. Derivative financial instruments are also classified as securities unless they are designated as effective hedging instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Derivative financial instruments are classified in the Group’s Consolidated Statement of Financial Position as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:

•	Forward exchange contracts – at the market quotation value and the installments receivable or payable are prefixed to a future date, adjusted to present value based on market rates.

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date.

•	Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value has been measured based on the listed market price of such warrants

Forward exchange contracts

The Group has entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. Details of the forward exchange contract are included below:

Forward exchange contract	USDBRL
Notional (USD)	US$ 8.5 million
Expiry	December 14, 2022

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI – option arrangements

The business combination with VBI (as disclosed in note 28), includes a call and put option arrangement (collectively “Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to pre-determined formula based on the value of VBI’s fee earning assets under management (“AUM”) on the exercise date and adjusted for interest.

The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value).

In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption payable.

The maturity profile of the Group’s Option arrangements is detailed below:

-	The VBI call option shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).

-	The VBI put option shall only be exercisable between the first business day after the third anniversary of the closing date (inclusive) and the fourth anniversary of the closing date (inclusive).

The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.

The fair value of the Option arrangements are included as part of the consideration of the business combination (note 28) and the VBI put option accounted as a financial liability recognized initially at the present value of the redemption amount payable on exercise of the VBI put option by non-controlling shareholders and subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost.

The Group used the Monte Carlo model to estimate the fair value associated with the Option arrangements at acquisition date. The Group recognized a financial asset amounting to US$ 6.1 million at acquisition date, representing the expected gain at acquisition, based on the projected AUM of VBI during periods when the Option arrangements can be exercised.

SPAC – warrant liabilities

On March 14, 2022 PLAO consummated its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Public Warrant” or “Warrant”), with each Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Only whole Warrants are exercisable. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the SPAC and not placed in the trust account.

The Group evaluated if the Warrants issued in connection with the IPO by PLAO are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded as financial instruments measured at FVTPL. Accordingly, the Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s Condensed Consolidated Income Statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group anticipates is zero.

The SPAC Class A Ordinary Shares and Warrants comprising the units began separate trading on the 52nd day following the date of PLAO’s IPO. As of September 30, 2022, 11,500,000 Public Warrants were in issue by PLAO.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.

PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00:  Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.

No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, fair value and maturity as of September 30, 2022.

	September 30, 2022
Derivative financial instruments - Asset	VBI Option arrangements	Forward exchange contract
VBI business combination (note 28)	6,104	-
Cumulative translation adjustment	(104)	-
Unrealized gains/(losses) on changes in fair value	-	42
Fair value	6,000	42
Fair value %	99%	1%

	September 30, 2022
Derivative financial instruments - Liability	Public Warrants
Issued	4,125
Unrealized (gains)/losses on changes in fair value	(2,079)
Fair value	2,046
Fair value %	100%

No derivative financial instruments were held as of December 31, 2021.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13       Property and equipment

Changes in cost		Nine-month period ended September 30, 2022
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,434	200	-	53	(88)	1,599
Building improvements	7,460	7,218	-	238	(796)	14,120
Office equipment	3,561	1,407	-	150	(160)	4,958
Right-of-use assets (a)	12,624	6,060	(4,730)	521	(1,112)	13,363

Total - Cost of fixed assets	25,079	14,885	(4,730)	962	(2,156)	34,040

Changes in accumulated depreciation		Nine-month period ended September 30, 2022
	Opening balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(120)	-	(53)	52	(1,040)
(-) Building improvements	(3,559)	(598)	-	(71)	228	(4,000)
(-) Office equipment	(2,724)	(294)	-	(99)	100	(3,017)
(-) Right-of-use assets (a)	(4,469)	(1,749)	4,442	(200)	(11)	(1,987)

Total - Accumulated depreciation	(11,671)	(2,761)	4,442	(423)	369	(10,044)
Property and equipment, net	13,408	12,124	(288)	539	(1,787)	23,996

Changes in cost	Nine-month period ended September 30, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	726	-	-	-	(29)	697
Building improvements	2,997	358	(21)	(10)	(137)	3,187
Office equipment	2,249	166	-	10	(116)	2,309
Right-of-use assets (a)	4,183	890	(97)	-	(166)	4,810

Total - Cost of fixed assets	10,155	1,414	(118)	-	(448)	11,003

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated depreciation	Nine-month period ended September 30, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(422)	(55)	-	-	21	(456)
(-) Building improvements	(2,070)	(260)	14	-	160	(2,156)
(-) Office equipment	(1,856)	(148)	-	-	106	(1,898)
(-) Right-of-use assets (a)	(1,988)	(866)	58	-	92	(2,704)

Total - Accumulated depreciation	(6,336)	(1,329)	72	-	379	(7,214)
Property and equipment, net	3,819	85	(46)	-	(69)	3,789

(*) CTA – Cumulative translation adjustment

As of September 30, 2022 and 2021 there was no indication that any of these assets were impaired. Depreciation expenses in the amount of US$ 2,761 and US$ 1,329 were recorded as administrative expenses for the nine-month periods ended September 30, 2022 and 2021, respectively.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. Depreciation expense relating to these assets was recognized in the amount of US$ 1,749 and US$ 866 for the nine-month periods ended September 30, 2022 and 2021, respectively.

(b)	Following is the breakdown of the total Property & equipment assets by region:

	September 30, 2022	December 31, 2021

Brazil	8,481	1,961
Cayman Islands	1,291	2,044
Chile	7,131	7,334
United Kingdom	2,066	2,027
United States of America	4,311	22
Other	716	20
Balance	23,996	13,408

Property and equipment non-current assets are allocated based on where the assets are located, and include leasehold improvements, equipment, and right-of-use assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs		Nine-month period ended September 30, 2022
	Opening					Closing
	balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Balance

Placement agents (a)	36,804	-	(50)	-	40	36,794
Contractual rights (b)	44,156	-	-	-	-	44,156
Non-contractual customer relationships (c)	84,705	-	-	23,246	(5,996)	101,955
Software	1,848	614	-	264	(133)	2,593
Brands (c)	15,428	-	-	3,617	(1,094)	17,951
Goodwill (d)	242,891	-	-	15,474	(9,732)	248,633

Total - Cost of intangible assets	425,832	614	(50)	42,601	(16,915)	452,082

Changes in accumulated amortization		Nine-month period ended September 30, 2022
	Opening					Closing
	balance	Additions	Disposals	Acquisition of subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(30,996)	(1,080)	-	-	(26)	(32,102)
(-) Contractual rights (b)	(34,051)	(1,894)	-	-	-	(35,945)
(-) Non-contractual customer relationships (c)	(785)	(7,140)	-	-	535	(7,390)
(-) Software	(839)	(294)	-	(264)	133	(1,264)
(-) Brands (c)	(253)	(2,289)	-	-	170	(2,372)

Total - Accumulated amortization	(66,924)	(12,697)	-	(264)	812	(79,073)

Intangible assets, net	358,908	(12,083)	(50)	42,337	(16,103)	373,009

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in costs	Nine-month period ended September 30, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	36,896	-	-	-	(60)	36,836
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	1,313	535	(465)	422	(43)	1,762

Total - Cost of intangible assets	82,365	535	(465)	422	(103)	82,754

Changes in accumulated amortization	Nine-month period ended September 30, 2021
	Opening					Closing
	Balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(28,915)	(1,699)	-	-	42	(30,572)
(-) Contractual rights (b)	(30,428)	(2,717)	-	-	-	(33,145)
(-) Software	(665)	(120)	407	(422)	29	(771)

Total - Accumulated amortization	(60,008)	(4,536)	407	(422)	71	(64,488)

Intangible assets, net	22,357	(4,001)	(58)	-	(32)	18,266

(*) CTA – Cumulative translation adjustment

As of September 30, 2022 and 2021, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance, as of September 30, 2022, is expected to be amortized as shown below:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	321	1,206	1,104	986	193	193	176	171	171	171	4,692

(b)	Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Non-contractual customer relationships refer to client relationships of Moneda and VBI, acquired for the benefit of the Group through business combination through rendering of ordinary business activities by the acquired entities and brands refer to Moneda and VBI brands acquired through business combination. The table below includes the amortization period:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Intangible asset	Amortization period
	Moneda	VBI
Non-contractual customer relationships	9 years	29 years
Brands	5 years	8 years

(d)	The goodwill recognized on the acquisition of Moneda and VBI is not deductible for tax purposes until there is a merger with the acquired company. No impairment losses on goodwill have been recognized in the current and prior year. The Group performs an annual impairment test and when circumstances indicates that the carrying value may be impaired. As of September 30, 2022, there were no indicators of a potential impairment of goodwill.

Inputs to determine fair value of VBI goodwill
Forecast period	July 1, 2022 - December 31, 2029
Annual inflation rate – Brazil	3.3% - 8.1%
Discount rate	11.8%
Tax rate	34%

The key assumptions used to determine the recoverable amount for the cash generating unit related to Moneda were disclosed in the annual consolidated financial statements for the year ended December 31,2021.

(e)	Following is the breakdown of the intangible assets by region:

	September 30, 2022	December 31, 2021

Brazil*	42,323	696
Cayman Islands	212,369	219,019
Chile**	118,311	139,184
Other	6	9
Balance	373,009	358,908

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from the business combination with VBI.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from the acquisition of MAM I.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

15	Personnel and related taxes payable

	September 30, 2022	December 31, 2021
Personnel and related taxes	734	1,866
Accrued vacation and related charges	2,701	2,003
Employee profit sharing (a)	13,279	32,043
Officers’ fund (note 30 (b))	786	1,852
Strategic bonus (b)	2,060	-
Personnel and related taxes current	19,560	37,764

Officers’ fund (note 30 (b))	262	3,029
Strategic bonus (b)	911	2,223
Personnel non-current liabilities	1,173	5,252

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the Condensed Consolidated Income Statement.

(b)	The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of services. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients.

16	Taxes payable

	September 30, 2022	December 31, 2021
Taxes on revenues	951	1,425
Income taxes	624	2,112
Other taxes payable	76	352

Taxes payable	1,651	3,889

17	Other liabilities

	September 30, 2022	December 31, 2021
Suppliers	3,059	7,223
Occupancy costs	59	149
Lease liabilities (a)	1,819	951
Unearned Revenue (b)	30,559	-
Other current liabilities	2,024	68
Other current liabilities	37,520	8,391

Investment fund participating share in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. (c)	262	796
Lease liabilities (a)	13,796	6,913
Other non-current liabilities	24	37
Other non-current liabilities	14,082	7,746

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, New York, Montevideo, Santiago and São Paulo. The amount of interest on lease liabilities recognized in the nine-month periods ended on September 30, 2022 and 2021 were US$ 1,303 and US$ 761, respectively, as disclosed in note 25.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Unearned revenues relate to management fees of the funds located in Cayman already billed but services are expected to be rendered from October through December 2022.

(c)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 12(b).

18	Deferred taxes

	September 30, 2022	December 31, 2021

Deferred tax on the provision for employee profit sharing and other personnel accruals (a)	2,935	3,998
Deferred tax on accruals for expenses	87	108
Deferred tax on tax losses	69	-
Deferred tax on tax depreciation of fixed assets	(470)	(275)
Deferred tax on performance fees - IFRS 15	(163)	(123)
Deferred tax on gain from bargain purchase (b)	(131)	(158)
Deferred tax on initial application of IFRS 16	36	(93)
Other deferred taxes	(194)	(11)

Deferred taxes	2,169	3,446

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

(b)	On December 26, 2016, Moneda Servicios y Asesorías merged with Moneda Asset Management SpA. As a result of the merger, a gain from bargain purchase was generated, considering that the total value of the investment made by the merging company in the shares or social rights of the merged company was less than the tax value of the tax assets, as of the date of merger. The gain from bargain purchase is distributed among all the non-monetary assets received due to the merger for tax purposes. If there is a difference compared to the tax value of the assets, after adjusting non-monetary assets, the difference is considered income subject to taxation. Accordingly, it is treated as deferred income and amortized across a maximum of 10 consecutive business years.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Deferred tax assets	Employee profit sharing provision	Management fee provision	Tax on Accrual for expenses	Tax losses	Tax depreciation of fixed assets	IFRS 15	Gain from bargain purchase	Impact of IFRS 16	Performance Fees	Other	Total

As of December 31, 2020*	1,945	391	-	-	-	-	-	(185)	-	2	2,153
(Charged)/credited
- to profit or loss	1,917	-	-	-	-	-	-	56	(351)	-	1,622
- directly to equity / CTA	(181)	(18)	-	-	-	-	-	7	11	-	(181)

As of September 30, 2021*	3,681	373	-	-	-	-	-	(122)	(340)	2	3,594

As of December 31, 2021	3,998	-	108	-	(275)	(123)	(158)	(93)	-	(11)	3,446
(Charged)/credited
- to profit or loss	(1,071)	-	(43)	81	(225)	(28)	10	142	-	75	(1,059)
- directly to equity / CTA	8	-	22	(12)	30	(12)	17	(13)	-	(258)	(218)

As of September 30, 2022	2,935	-	87	69	(470)	(163)	(131)	36	-	(194)	2,169

*Deferred tax liability balances (“DTL”) (US$ 185 and US$ 122 as of December 31, 2020 and September 30, 2021 respectively) were reclassified to deferred tax assets considering taxes are for the same taxable entity and taxation authority.

19	Provisions and contingent liabilities

Tax and Social Security

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), which was subsequently merged into PILTDA on September 30, 2020, became involved in administrative proceedings, in which the entities defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. As of September 30, 2022, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 2,472 (US$ 2,135 as of December 31, 2021) and for PINFRA as US$ 2,698 (US$ 2,329 as of December 31, 2021). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to exemption of ISS between 2017 and 2019. Management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 3,427.

During January 2020, PILTDA received infraction notices in the amount of approximately US$ 5,255 as of September 30, 2022 (US$ 4,763 as of December 31, 2021) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$ 2,027 (US$ 1,845 as of December 31, 2021) related to labor taxes (“Social Security Contributions”), for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

Labor

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In 2019, PILTDA became involved in an employment lawsuit with the risk of loss considered possible by external legal counsel. As of December 31, 2021, the potential loss was US$ 37, for which a liability was not recognized. The employment lawsuit has been subsequently settled for a value of US$16.

For the years covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the above matters.

20	Commitments

(a)	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in, Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. The Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement show the following amounts relating to leases:

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	September 30, 2022	December 31, 2021
Right-of-use assets	13,363	12,624
(-) Depreciation of right-of-use assets	(1,987)	(4,469)
Right-of-use assets	11,376	8,155

Lease liabilities (current) (a)	1,819	951
Lease liabilities (non-current) (a)	13,796	6,913
Lease liabilities	15,615	7,864

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
Depreciation of right-of-use assets	(591)	(290)	(1,749)	(866)
Interest on lease liabilities	(538)	(263)	(1,303)	(761)
(a)	The principal amount paid for the nine-month periods ending September 30, 2022 and 2021 on leases was US$ 1,260 and US$ 589, respectively.

Refer to note 29 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 30 for disclosures on leases with a related party.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions

	September 30, 2022	December 31, 2021
Consideration payable on acquisition – VBI (c)	11,064	-
Consideration payable on acquisition - Kamaroopin (b)	760	-
Consideration payable on acquisition - Moneda	-	16,437

Current liabilities – consideration payable on acquisition	11,824	16,437

Deferred consideration payable (a)	20,370	2,037
Contingent consideration payable on acquisition - Moneda (note 29 (b))	28,410	25,775
Contingent consideration payable on acquisition - VBI (note 28 and 29 (b))	8,484	-
Consideration payable on acquisition - Kamaroopin (b)	880	-

Non-current liabilities – consideration payable on acquisition	58,144	27,812

(a)	The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 2, 2023 and December 2, 2024 respectively. This expense is recognized as a compensation expense as the employees render services. For the nine-month period ended September 30, 2022, US$ 18.3 million (US$ nil for the nine-month period ended September 30, 2021) was recognized as an expense in the Group’s Condensed Consolidated Income Statement and US$ 20.4 million was payable as of September 30, 2022 (US$ 2 million as of December 31, 2021).

(b)	Consideration payable for the acquisition of Kamaroopin to be paid in two instalments, 12 months and 24 months after closing date respectively.

(c)	The consideration payable to VBI is indexed to inflation in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement - (note 28).

(c)	SPAC commitments

Related to the IPO of PLAO that occurred on March 14, 2022. The capital issued by PLAO for IPO proceeds of US$230 million includes conditionally redeemable SPAC Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption in cash held by as a financial liability measured at amortized cost which as of September 30, 2022, was US$ 228.6 million. The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The warrant component issued to the shareholders of PLAO are separately accounted as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Public Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$7.1 million in other offering costs which were expensed.

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect the business, including the ability to negotiate and complete an initial business combination, and results of operations.

(d)	Gross obligation under put option

Liabilities from put options granted represent contracts that impose (or may potentially impose) an obligation on the Group to purchase its own equity instruments (including the shares of a subsidiary) for cash or another financial asset.

Put option liabilities are initially raised in equity at the present value of the expected redemption amount payable and recorded as a liability in the statement of financial position. In accordance with IAS 32, the Group has decided to apply as an accounting policy choice, the classification of the gross obligation arising from business combination of VBI in equity as part of non-controlling interest. Simultaneously, the Group may still recognize the non-controlling interest where the risks and rewards of ownership are not deemed to have been transferred to the Group on initial recognition of the granted put option liability. The present value is based on a discounted cash flow model, market multiples or a recent transaction during the current year in which the equity value was determined. This applies regardless of whether the Group has the discretion to settle in its own equity instruments or cash. Management’s judgements and estimates relate to the inputs used in determining the present value of the expected redemption amount payable.

Subsequent revisions to the expected redemption amount payable as well as the unwinding of the discount related to the measurement of the present value of the granted put option liability, are recognized in equity through profit and loss. Where a granted put option expires unexercised or is cancelled, the carrying value of the financial liability is reclassified to the non-controlling reserve in equity. The difference between the carrying amount of the discharged liability and reserve recognized on acquisition of control from business combination is recorded in equity through profit or loss.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI –Option arrangements

The business combination with VBI (as disclosed in notes 12(d) and 28), includes Option arrangements with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

Other assumptions contained in the discounted cash flow analysis as of September 30, 2022 used by the Group when determining the gross obligation under a put option liability is closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

Movements during the year on the Group’s gross obligation under the put option are detailed below.

Gross obligation under put option
Balance on December 31, 2021	-
Obligations raised	60,866
Unwinding expense on gross obligation	253
Cumulative translation adjustments	(1,040)
Balance on September 30, 2022	60,079

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21	Revenue from services

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
Revenue from management fees	57,436	38,181	167,626	102,540
Revenue from incentive fees	111	-	211	24
Revenue from performance fees	42	2,495	75	89,295
Fund fees	57,589	40,676	167,912	191,859

Revenue from advisory and other ancillary fees	464	-	2,469	-
Total gross revenue from services	58,053	40,676	170,381	191,859

Taxes on revenue – management fees and other	(1,053)	(811)	(2,742)	(2,384)
Taxes on revenue – performance fees	(10)	(170)	(43)	(170)
Taxes on revenue	(1,063)	(981)	(2,785)	(2,554)
Net revenue from services	56,990	39,695	167,596	189,305

The following is a breakdown of revenue by region (a):
Brazil	9,270	7,744	21,933	20,150
British Virgin Islands	-	-	3,182	-
Cayman Islands	35,375	31,951	102,929	169,155
Chile	11,870	-	37,916	-
United States of America	475	-	1,636	-
Net revenue from services	56,990	39,695	167,596	189,305
(a)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10% of the total revenues for the presented periods.

22	Cost of services rendered

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021

Salaries and wages	(7,353)	(2,825)	(20,755)	(7,047)
Partners’ compensation (note 30)	(1,617)	(717)	(4,289)	(1,920)
Officers’ Fund	246	(775)	(1,444)	(1,428)
Rewards and bonuses	(4,386)	(6,107)	(14,017)	(18,380)
Social security contributions and payroll taxes	(1,004)	(1,443)	(3,587)	(2,628)
Share based incentive plan (note 27(d))	(191)	(89)	(516)	(699)
Carried interest bonuses	-	(470)	-	(470)
Strategic bonus (note 30)	(138)	-	(1,121)	-
Other short-term benefits (b)	(1,384)	(1,017)	(3,930)	(2,612)
Personnel expenses	(15,827)	(13,443)	(49,659)	(35,184)

Amortization of placement agents’ fees (note 14)	(317)	(502)	(1,080)	(1,699)
Rebate fees	(760)	(1)	(2,928)	(3)
Amortization of contractual rights (note 14)	(631)	(905)	(1,894)	(2,717)
Amortization of non-contractual customer relationships (note 14)	(2,347)	-	(7,140)	-
Amortization of intangible assets	(4,055)	(1,408)	(13,042)	(4,419)

Carried interest allocation (c)	-	(344)	-	(30,724)
Deferred consideration (note 20 (b))	(6,111)	-	(18,333)	-
Costs of services rendered	(25,993)	(15,195)	(81,034)	(70,327)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	As disclosed in note 30 (f) long term employee benefit expenses incurred for purposes of legacy strategic bonus initiatives.

(b)	The majority of other short-term benefits are mainly for employee allowances and employee related medical and insurance plans.

(c)	This expense refers to carried interests to the Group’s officers and employees which gives them the right to a compensation of up to 35% of the performance fees.

23	Administrative expenses

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
Professional services	(2,425)	(1,179)	(7,314)	(5,052)
Professional services – SPAC	(210)	-	(664)	-
Occupancy expenses	(412)	(155)	(1,245)	(365)
Travel expenses	(394)	(274)	(1,340)	(377)
IT and telecom services	(1,507)	(381)	(4,521)	(963)
Materials and supplies	(87)	(42)	(250)	(97)
Taxes and contributions	(120)	(115)	(535)	(180)
Marketing and events	(471)	(70)	(831)	(212)
Brand amortization	(745)	-	(2,289)	-
Depreciation of property and equipment	(406)	(193)	(1,012)	(463)
Depreciation of right-of-use assets	(591)	(290)	(1,749)	(866)
Software amortization	(110)	(42)	(294)	(120)
Other administrative expenses	(743)	(260)	(2,071)	(521)
Administrative expenses	(8,221)	(3,001)	(24,115)	(9,216)
24	Other income/(expenses)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
IPO expenses and IPO related bonuses	-	15	-	(2,327)
IPO expenses – SPAC	(3,514)	-	(6,765)	-
Transaction costs	(1,079)	(137)	(2,635)	(137)
Transaction costs – SPAC	-	-	(315)	-
Fair value gains/(losses) on contingent consideration (a)	(1,162)	-	(2,880)	-
Unwinding expense on gross obligation (b)	(253)	-	(253)	-
Other	(274)	30	(679)	20
Other income/(expenses)	(6,282)	(92)	(13,527)	(2,444)
(a)	Unrealized fair value gains/(losses) recorded in profit and loss relates to contingent consideration payable for Moneda business combination, included under other income/(expenses) based on its nature correlated with Moneda operating profits. Movement for the nine-month period ending September 30, 2022 relates to changes in the time value of the financial instrument through unwinding of discounted contingent consideration recorded at fair value.

(b)	Unwinding expense related to the measurement of the present value of the gross obligation under the VBI put option as disclosed in note 20 (d) and 28 from the business combination with VBI.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

25	Net financial income/(expense)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
Net financial investment income	691	50	1,570	121
Unrealized gains/(losses) on long-term investments	(266)	(162)	4,336	(577)
Realized gains/(losses) from long-term investments	314	-	1,561	-
Unrealized gains/(losses) on forward exchange contracts	42	-	42	-
Unrealized gains/(losses) on other derivative financial instruments	(575)	-	2,079	-
Net exchange variation	195	(325)	(902)	462
Banking fees	(192)	(33)	(647)	(84)
Interest on lease liabilities	(538)	(263)	(1,303)	(761)
Other financial income/(expenses)	(94)	(5)	(513)	(1)
Net financial income/(expense)	(423)	(738)	6,223	(840)

26	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
Reconciliation of income tax	2022	2021	2022	2021

Income before income taxes	15,419	20,669	53,494	106,478

Impact of difference in tax rates of foreign subsidiaries	(2,200)	855	(6,053)	1,508
Nondeductible expenses	-	-	-	-

Total income taxes	(2,200)	855	(6,053)	1,508
Current	(2,246)	(67)	(4,994)	(114)
Deferred	46	922	(1,059)	1,622
Effective tax rate	14.3%	(4.1%)	11.3%	(1.4%)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Equity

(a)	Capital

On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares, with a par value of US$ 0.001 each, totaling US$ 1 (one thousand dollars) was increased to 117,000,000 common shares. The share split has been applied retrospectively to all figures in the consolidated financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all years presented.

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 147,192,930 common shares issued and outstanding, of which 54,247,500 Class A common shares compose the free float and 92,945,430 Class B common shares are beneficially owned by Patria Holdings Limited. and Moneda’s former partners.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between trusts solely for the benefit of the shareholder or its affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or its affiliates. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions that restricts the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Furthermore, each of Moneda’s former partners entered into a pledge, security, control and lock-up agreement, or the “Moneda Lock-Up Agreement” that restrict Moneda’s former partners from (1)(i) offering, pledging, assigning, selling or otherwise disposing any shares, (ii) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (iii) converting any such Class B common shares into Class A common shares, (2) enter into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) make any demand for the registration of any shares; held by such persons during the period beginning on fifth anniversary of the acquisition date (December 1, 2021) of the Moneda acquisition and ending on the earlier of (a) the date on which Moneda’s former partners cease to be employed by the Group or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.

As of September 30, 2022 and December 31, 2021, the issued share capital was distributed as follows:

	September 30, 2022		December 31, 2021
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,192,930	14,720	147,192,930	14,720
Class A	54,247,500	5,425	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of September 30, 2022 and December 31, 2021 are presented below:

	September 30, 2022	December 31, 2021
Class A	299,078	299,078
Class B	186,102	186,102
Total	485,180	485,180

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis. Included below, in March 2022, the Company paid US$ 23.5 million to shareholders for dividends declared during February 2022 related to 2021 earnings.

Dividends declared and paid by the Group to the Company’s shareholders for the period ended September 30, 2022 and 2021 were:

	2022		2021
		US$*		US$*
Class A	28,805	0.5310	30,867	0.5690
Class B	49,354	0.5310	46,601	0.5690
Total	78,159	0.5310	77,468	0.5690

(*) Per thousand shares after share split, see note 27(a).

For the period ended September 30, 2022, dividends were declared and paid to shareholders on a pro-rata basis.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Other reserves

Share based incentive plan

The establishment of the first equity incentive program (“IPO grant” or “share based incentive plan”) under the long-term incentive plan (“LTIP”) pursuant to the completion of the IPO registration was approved at the board of director’s meeting on May 19, 2021. The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs on grant date and 120,932 to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company. As of September 30, 2022, the outstanding number of Performance Restricted Units (“PSU”), convertible into Class A common shares, granted under the share based incentive plan was 184,024 PSUs (105,159 PSUs forfeited following the resignation of certain participants of the IPO grant) to be settled at the vesting date (December 31, 2021: 210,314 PSUs outstanding after 78,869 PSUs were forfeited).

Set out below is summary of PSU activity for the nine-month period ended September 30, 2022.

PSUs
Outstanding December 31, 2020	-
Granted	289
Forfeited	(39)
Outstanding, September 30, 2021	250

Outstanding December 31, 2021	210
Granted	-
Forfeited	(26)
Outstanding, September 30, 2022	184

The table above reflects the PSU activity for the nine-month period ending September 30, 2022 and 2021. No shares were exercised, expired or vested during the period.

For the nine-month period ended September 30, 2022, total PSU cumulative expenses were US$ 516 (US$ 699 for the period ended September 30, 2021).

The original weighted-average fair value of PSU shares at the grant date of January 22, 2021 is US$ 15.95, calculated based on the Monte Carlo model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group's profit for the period attributable to the holders of the Group's common shares.

Share based incentive plan

Diluted earnings per share are impacted by the share incentive plan as disclosed under note 27 (d). The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of September 30, 2022, the TSR performance condition was not met.

Moneda

The Group has assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares rather than cash to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions related to the contingent consideration have not yet occurred.

VBI

The Group further assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d)) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the period ended September 30, 2022. The VBI call option could potentially dilute basic earnings per share in the future.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting years.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021

Net income for the period attributable to the Owners of the Company	12,221	21,524	46,443	109,271
Basic weighted average number of shares	147,192,930	136,147,500	147,192,930	134,674,615
Basic and diluted earnings per thousand shares	0.08303	0.15809	0.31552	0.81137
Diluted weighted average number of shares	147,192,930	136,424,538	147,192,930	134,944,057
Diluted earnings per thousand shares	0.08303	0.15777	0.31552	0.80975

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(g)	Non-controlling interests

As of September 30, 2022, the Group had one subsidiary with non-controlling interests from the acquisition of 50% of VBI Real Estate Gestão de Carteiras S.A. on July 1, 2022 (note 28). As of December 31, 2021, the Group had no subsidiaries with non-controlling interests.

		Equity(*)		Income (Loss) (*)
				Nine-month periods ended September 30,
	Interest	September 30, 2022	December 31, 2021	2022	2021
Non-controlling interest in Patria Investimentos Ltda.	49%	-	-	-	(1,285)
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	50%	(42,190)	-	998	-

*As of June 1, 2021, the Company holds 100% of Patria Investimentos Ltda.

Set below is summarized financial information for the subsidiary, that has non-controlling interests that are material to the Group, VBI. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Statement of Financial Position	VBI
September 30, 2022

Current assets	5,368
Current liabilities	(3,332)
Current net assets	2,036

Non-current assets	1,107
Non-current liabilities	(671)
Non-current net assets	436

Net assets	2,472

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Summarized Condensed Income Statement and Condensed Statement of Comprehensive Income	VBI Nine-month and three- month periods ended September 30,	Allocated to NCI Nine-month and three- month periods ended September 30,
	2022
Net revenue from services	3,080	1,540
Revenue from management fees	3,342	1,671
Taxes on revenue	(262)	(131)

Cost of services rendered	(338)	(169)
Personnel expenses	(338)	(169)

Gross profit	2,742	1,371

Operating income and expenses	(412)	(206)
Administrative expenses	(402)	(201)
Share of profits of associates	(10)	(5)
Operating income before net financial income/(expense)	2,330	1,165

Net financial income/(expenses)	54	27

Income before income tax	2,384	1,192

Income taxes	(388)	(194)
Current	(248)	(124)
Deferred	(140)	(70)
Net income for the period	1,996	998
Other comprehensive income	-	-
Total comprehensive income	1,996	998

VBI – Non-controlling interest	VBI
September 30, 2022

Net assets and proportion of share of identifiable assets on acquisition	13,729
Net income since acquisition	998
Gross obligation under put option	(55,588)
Cumulative translation adjustment	(1,329)
Accumulated NCI	(42,190)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Gross obligation – non-controlling interest

The non-controlling interest reserve is used to account for transactions with non-controlling interest shareholders, whereby the cost of the transactions over the acquirer’s proportionate share of the net asset value acquired is allocated to the non-controlling interest reserve in equity. Liabilities from granted put options and other obligations that may require the Group to purchase its own equity instruments by delivering cash or financial assets are initially recognized from this reserve. Similarly, the put option liability and other similar obligations are classified to this reserve in the event they are cancelled or expired.

The VBI business combination includes a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in notes 12 (d) and 29 (b). The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest reserves in the Consolidated Statement of Changes in Equity.

The VBI put option liability was recognized at a fair value of US$ 60.9 million on the acquisition date of VBI. The value of the premium received from non-controlling interest shareholders for the VBI put option amounted to US$ 5.3 million resulting in US$55.6 million recorded within non-controlling interest reserves.

28	Business combinations

The following relates to the Group’s significant transactions related to business combinations for the nine-month period ended September 30, 2022.

On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.

The transaction to acquire VBI is structured in two stages. The first stage includes the acquisition of control through a 50% interest in VBI by the Company, in addition to majority voting rights through a shareholder’s agreement. The second stage would result in 100% ownership of VBI. Consideration to complete the first stage includes cash consideration to be paid in two equal installments, upon acquisition and after 12 months, plus the transfer of the Group’s two existing Brazilian Real Estate Investment Trust vehicles.

The first stage was closed on July 1, 2022. There may be an additional payment between 2024 and 2027 of up to US$ 8.5 million as of September 30, 2022 contingent on the growth of VBI’s fee earning AUM.

Consideration to complete the second stage is based on a pre-determined formula based on the value of AUM of VBI and exercisable between the second and third anniversary of the closing date. The payments are to be divided into two or three annual installments (subject to terms and conditions) and will be a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value) at the Group’s discretion. In the event the requirements for the second stage are not satisfied by the third anniversary of the closing date, VBI

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

would have the option to sell the remaining non-controlling interest to the Group between the third and fourth anniversary of the closing date (note 12 (d)), to be settled in cash.

The goodwill from the combination will enhance the Group’s product offering by growing the Group’s real estate investment platform in the Latin American region. The Group accounted for this investment as a subsidiary. No deferred taxes were recognized in connection with this acquisition since the Group expects to complete its tax strategy.

The acquired businesses contributed revenues of US$ 3.1 million and net profit of US$ 2.0 million to the Group for the period from July 1, 2022 to September 30, 2022. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2022, was US$ 12.4 million and US$ 7.4 million respectively. Acquisition-related costs, of US$ 0.2 million, are included in other expenses in the Group’s Condensed Consolidated Income Statement and in operating cash flows in the Condensed Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2022. Details of the purchase consideration, the net assets acquired and goodwill listed below is provisional and pending receipt of the final valuation of those assets:

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
100% VBI July 1, 2022

Total purchase consideration
Cash consideration paid (a)	10,815
Consideration payable (b)	10,859
Contingent consideration payable	8,355
VBI Option arrangements	(827)
Total purchase consideration	29,202

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600
Accounts receivable	2,462
Net working capital	(2,587)
Intangible assets: non-contractual customer relationships	23,246
Intangible assets: brands	3,617
Property and equipment	539
Lease liability	(420)
Net identifiable assets acquired	27,457

Less non-controlling interest (c)	(13,729)
Add: Goodwill	15,474
Net assets acquired	29,202

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Purchase consideration – cash outflow for the nine-month period ending September 30, 2022 and nine-month period ending September 30, 2021 to acquire the subsidiary, VBI net of cash acquired

2022
Cash consideration	10,815
Less: Cash acquired	(600)
Net outflow of cash -investing activities	10,215

(b)	As disclosed in note 20 (b), consideration payable to VBI includes preferred dividends payable to preferred shareholder of VBI and is subject to change pending the finalization of the fair value within the measurement period in accordance with IFRS 3.

(c)	The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in VBI, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

29	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	September 30, 2022	December 31, 2021

Financial assets at amortized cost
Client funds on deposit		44,220	78,163
Accounts receivable		95,487	108,115
Project advances		7,979	3,935
Deposit/guarantee on lease agreement		2,587	3,043

Financial assets at fair value through profit or loss
Cash at bank and on hand	1	20,114	13,383
Short-term deposits	1	1,434	-
Mutual fund shares	1	4,246	1,881
Short term investments	1	315,594	151,866
Long-term investments	2	14,903	18,278
Derivative financial instruments – forward exchange contracts	2	42	-
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	14,261	-
Long-term investments – KMP Growth Fund II	3	9,463	-
Derivative financial instruments – VBI call option	3	6,000

Financial liabilities

Financial liabilities at amortized cost
Client funds payable		44,220	78,163
Lease liabilities		15,615	7,864
Suppliers and occupancy costs		3,118	7,372
Carried interest allocation		2,241	11,582
Consideration payable on acquisition		12,704	16,437
Commitment subject to possible redemption		228,577	-
Gross obligation under put option		60,079	-

Financial liabilities at fair value through profit or loss
Derivative financial instruments – Warrants	1	2,046	-
Investment fund participating shares in Patria Brazilian Private Equity General Partner III, Ltd., and Patria Brazil Real Estate Fund II, L.P.	2	262	796
Contingent consideration payable on acquisition	3	36,894	25,775

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where the level of prolonged activity, as evidenced by subscriptions and redemptions, is deemed insufficient to support a Level 2 classification. This, as well as other factors such as a deterioration of liquidity in the underlying investments, would result in a Level 3 classification.

There were no transfers between Levels 1 and 2 for fair value measurements as of and for the period ended September 30, 2022. As of and for the year ended December 31, 2021, the Group had no transfers between Levels 1, 2 and 3.

Transfer to Level 3 fair value measurement

As of June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred to Level 3 after considering the change in valuation methodology from previously using the transaction price to applying a discounted cash flow model at the reporting date.

Transfer from Level 3 fair value measurement

As of June 30, 2022, the Public Warrants were transferred out of Level 3 into Level 1. The fair value of the Public Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. As of June 30, 2022, the fair value of the Public Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement. The Group recognized a gain to net financial income or expenses resulting from a decrease in the fair value of liabilities of US$ 2.7 million presented on the accompanying Condensed Consolidated Income Statement in net financial income or expenses as a change in fair value of derivative warrant liabilities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Unobservable inputs

The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*
Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$ 0.2 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	11.83% 1% to 26% AUM growth	10% less growth	US$ 0.1 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	17.2% - 18.5%.	50 basis points	US$ 0.7 million

Long-term investments	KMP Growth II – Dr Consulta	12 (b)	Transaction price	N/A	N/A	100 basis points	US$ 0.1 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50% - 100% greater than AUM at acquisition date	10.46% volatility	US$ 0.3 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Contingent consideration

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Condensed Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration. Since acquisition there has been no change in circumstances or assumptions used to determine contingent considerations payable, the only impact being from discounting between acquisition date and reporting date.

(i)	Moneda business combination

The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination with Moneda. The fair value of the contingent consideration liability recognized upon acquisition was US$ 25.5 million and was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration to be paid December 31, 2023.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)	VBI business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM targets. The contingent consideration payment (payable in BRL) as of reporting date has an earnout of US$ 8.5 million for the business combination with VBI. The fair value of the contingent consideration liability upon acquisition was US$ 8.4 million and was estimated by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets.

Long-term investments

The fair values were calculated based on the underlying investment’s cash flows discounted using an unobservable input discount rate range. The change in fair value of the Level 3 investment is presented on the accompanying Condensed Consolidated Income Statement in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Derivative financial instruments

The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d) and 27(e).

The following table presents a reconciliation of the financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine-month period ended September 30, 2022:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Contingent consideration payable	Long-term investments at fair value through profit or loss	Derivative warrant liability	VBI call option
Fair value of Level 3 financial instruments at December 31, 2021	25,775	-	-	-
Additions	8,355	9,463	4,125	6,104
Transfer to Level 3	-	10,689	-	-
Transfers from Level 3	-	-	(1,471)	-
Cumulative translation adjustment	(116)	-	-	(104)
Change in fair value	2,880	3,572	(2,654)	-
Fair value of Level 3 financial instruments at September 30, 2022	36,894	23,724	-	6,000

(c)	Financial instruments measured at amortized costs

As of September 30, 2022, and December 31, 2021, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments as of September 30, 2022 is maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of September 30, 2022 and December 31, 2021 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of September 30, 2022, are expected to be received as demonstrated below:

	Overdue days					Days due in
	Less than 90	91 to 180	181 to 270	271 to 360	Over 360	01 to 90	91 to 180	181 to 270	271 to 360	Over 360	Total

Accounts Receivable (a)	3,409	93	215	69	481	51,626	28,634	-	-	10,960	95,487
Project Advances	-	-	-	-	-	4,063	262	954	2,111	589	7,979
Total	3,409	93	215	69	481	55,689	28,896	954	2,111	11,549	103,466

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Non-current balances are related to management fees receivable from fund PBPE Fund IV (Ontario), L.P. on December 31, 2023. Current balances include an amount of US$1.1 million related to performance fees receivable.

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments for financial liabilities as of September 30, 2022, are shown below.

	Days expected financial liabilities to be paid in
	01 to 60	61 to 120	121 to 180	181 to 360	Over 360	Total
Suppliers and occupancy costs	3,118	-	-	-	-	3,118
Investment funds participating shares	-	-	-	-	262	262
Leases (a)	468	469	475	916	17,305	19,633
Carried interest allocation	-	-	2,241		-	2,241
Consideration payable on acquisition (a)	-		925	11,064	925	12,914
Contingent consideration payable on acquisition (a)	-	-	-	-	41,771	41,771
Commitment subject to possible redemption (a)	-	-	-	236,900	-	236,900
Gross obligation under put option (a)	-	-	-	-	83,668	83,668
Derivative financial instruments - Warrants	-	-	-	2,046	-	2,046
Total	3,586	469	3,641	250,926	143,931	402,553

(a)	Amounts reflect undiscounted future cash outflows to settle financial liabilities.

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of September 30, 2022 and December 31, 2021 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the Group does not have significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the nine-month period ended September 30, 2022 the Group held derivative warrant financial instruments (none held as of December 31, 2021).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

A 5% increase in the price of Level1 and Level 2 long-term investments, with other variables held constant, would have increased the profit before tax by US$ 0.7 million. A 5% decrease in the price would have had the equal but opposite effect.

Foreign exchange risk:

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liabilities (or assets) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of September 30, 2022

	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the ending of period rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	9,050	7,773	9,601,288	1,480,082	778	12,004	25,794	1,380
Short term investments	15,876	-	2,107,868	-	-	310,475	315,594	511
Client funds on deposit	-	-	42,716,338	-	-	-	44,220	4,422
Accounts receivable	49,713	20	4,954,642	28,717	-	81,153	95,487	1,433
Projects Advance	14,308	273	864	66,961	101	5,170	7,979	281
Deposit/guarantee on lease agreement	-	264	1,880,518	81,908	180	388	2,587	219
Long-term investments	3,336	-	79,757	-	118	37,796	38,627	83
Client funds payable	-	-	42,716,338	-	-	-	44,220	(4,422)
Suppliers and occupancy costs	3,452	360	970,684	52,868	85	1,324	3,118	(180)
Derivative financial instruments - Assets	32,440	-	-	-	-	42	6,042	600
Derivative financial instruments - Liability	-	-	-	-	-	2,046	2,046	-
Commitment subject to possible redemption	-	-	-	-	-	228,577	228,577	-
Gross obligation under put option	324,821	-	-	-	-	-	60,079	(6,007)
Carried interest allocation	966	-	-	-	-	2,062	2,241	(18)
Consideration payable on acquisition	-	-	-	-	-	12,704	12,704	-
Contingent consideration payable on acquisition	-	-	-	-		36,894	36,894	-
Net Impact								(1,698)

(b)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US dollar valuation increase of 10%. This scenario best reflects the Group's expectations based on projections available in the financial market and takes into account the closing rates for each year.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30	Related parties

(a)	Directors' and Officers' compensation

The amounts of expenses with directors and officers for their roles as executives in the three and nine-month periods ended September 30, 2022 and 2021 included in “Personnel expenses” are shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2022	2021	2022	2021
Directors' and officers' compensation	(1,617)	(717)	(4,289)	(1,920)

Additionally, for the nine-month and three-month period ended September 30, 2022 the Company has accrued US$ 4.5 million and US$ 1.1 million respectively (US$ 9.9 million for the nine-month period ended September 30, 2021 and US$ 4.1 million for the three-month period ended September 30, 2021) as bonuses to directors and officers, which is also included in "Personnel expenses".

(b)	Officers' Fund

	September 30, 2022	December 31, 2021
Personnel current liabilities	786	1,852
Personnel non-current liabilities	262	3,029

The Officers’ Fund is administered by the Company through a limited liability entity (the "Officers' Fund") registered as an administered fund under the laws of the Cayman Islands.

Group employees were offered the opportunity to purchase quotas (limited number of units in Officers’ Fund available for participants to purchase) in the Officers' Fund based on the discretion of the directors of the Officers' Fund. With the payment of a contribution to the Officers' Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund. For the nine-month and three-month period ended September 30, 2022, the Company accrued US$ 1.4 million and US$ (0.2) million respectively (US$ 1.4 million for the nine-month period ended September 30, 2021 and US$ 0.8 million for the three-month period ended September 30, 2021). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021.

(c)	Long-term investments

As described in notes 12(b) and 17(c), PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (representing certain of the Group's founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P., these investments are recorded under long-term investments

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

with equivalent liabilities to the holder of the participating share. All contributions to these investment funds are made by the related party; distributions received are returned to the related party.

(d)	Carried interest allocation

Carried interest allocation refers to 35% of the performance fees receivable from PBPE Fund III (Ontario), L.P. which is payable to a related party (representing the Group’s senior managing directors and employees). As of September 30, 2022, there was US$ 2.2 million carried interest allocation payable.

(e)	Share based incentive plan

As described in note 27 (d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Strategic bonus

The Strategic bonus current liability (note 15) balance on September 30, 2022 includes US$ 256 for a key management participant of which US$ 8 was accrued for the nine-month period ending September 30, 2022 (US$ nil for the nine-month period ending September 30, 2021) and included under personnel expenses.

(g)	Lease commitments

Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda’s former partners), commenced on December 1, 2021 for MAM I and MCB. Commencing February 1, 2022, MAGF entered into a lease contract with Moneda III SpA due to sale of leased office space by former third party lessor to Moneda III SpA.

	September 30, 2022	December 31, 2021
Related party lease - Santiago
Lease liabilities (current)	106	322
Lease liabilities (non-current)	3,086	2,093

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Nine-month periods ended September 30,
	2022	2021
Related party lease - Santiago
Principal paid	310	-
Depreciation of right-of-use assets	358	-
Interest on lease liabilities	54	-

(h)	Building improvements

Amounts for building improvements included under property and equipment (note 13) includes US$ 312 for services provided to MAGF by a related party (Constructor EG SpA which is partially owned by a related party of a partner in the Group) for the period ending September 30, 2022.

(i)	Professional services

Amounts for other liabilities (note 17) and administrative expenses (note 23) includes US$ 29 for legal advisory services provided to MAGF by a related party (Barros and Errázuriz Abogados Limitada which is partially owned by a related legal advisory director of the Group) for the period ending September 30, 2022.

(j)	Disposals

In August 2022, the Group concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to Patria Holdings Limited, a shareholder of the Company, for a value of US$ 5.2 million and realized gain of US$ 0.8 million. The sale was concluded at a value reflecting the fair market value of the investment and consistent with values that would have been realized through an arm’s length transaction.

31	Events after the reporting period

Dividends

On October 27, 2022 the Board of Directors approved dividends of US$ 0.171 per share (US$ 25.2 million) paid in December 2022.

On February 9, 2023 the board of directors approved a dividend of US$ 0.308 per share (US$ 45.3 million) which was paid in March 2023.

Equity incentive program

On November 28, 2022, the Group launched its second equity incentive program as a LTIP in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the second equity incentive program, will be granted rights to shares based on certain criteria (time and performance vesting conditions). The second equity incentive program will mirror the vesting conditions of the IPO grant. The defined maximum number of shares under the new grant should not exceed 600,000. On December 1, 2022, 84,506 PSUs under the equity incentive program were granted to eligible participants.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The final eligibility of any beneficiary to participate in the second equity incentive program is determined by a compensation committee, created and appointed by the Company’s board of directors to administer the equity incentive program.

Acquisitions

Igah Ventures

On December 1, 2022, the Company announced the agreement to acquire 100% interest in a new subsidiary, Igah Partners LLC, a Brazilian based venture capital firm and 13.2% of PEVC I General Partner IV, Ltd, a newly launched fund of Igah Partners LLC (collectively referred to as “Igah Ventures”).

Igah Ventures business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

The consideration structure consists of an upfront cash payment (US$ 8.12 million), and equity to be paid in the form of Class A common shares of the Company (US$ 4.74 million) over the course of the next 12 months. Consideration for the acquisition of Igah Ventures to be settled in PAX Class A common shares are subject to a 5 year lock-up for executive partners and a 6 month lock-up for non-executive partners.

At the date the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Igah Ventures. In particular, the independent valuations to determine the fair values of the assets and liabilities acquired have not been completed. Upon conclusion of the initial accounting for the business combination, the following required disclosures will be made:

•	acquisition-date fair value of each major class of assets acquired and liabilities assumed

•	acquisition-date fair value of each major class of consideration transferred, including contingent considerations

•	fair value of any goodwill acquired including tax implications

•	fair value of any contingent liabilities assumed

•	fair value of non-controlling interests

•	acquisition related costs

•	pro-forma income statement of the acquiree since January 1, 2022

The financial effects of the above transaction did not have an impact on the condensed consolidated interim financial statements as of and for the period ended September 30, 2022.

Kamaroopin

On December 23, 2022, the Group entered a memorandum of understanding with the controlling shareholder of Kamaroopin, indicating its intention to acquire the controlling interest and enter a business combination with Kamaroopin upon closing. The acquisition is structured as a combination between cash and equity consideration, subject to approvals and terms and conditions being satisfied. The business combination with Kamaroopin enables the Group to expand and complement its platform of investment funds in growth equity and venture capital by adding investment expertise in startups and early-stage companies.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2022 and December 31, 2021 and for the nine and three-month periods ended September 30, 2022 and 2021

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsequent to the closing of the transaction, the Group will own 100% of Kamaroopin and will account for the investment in Kamaroopin as a subsidiary to be consolidated into the Group, resulting in a business combination achieved in stages after initially acquiring 40% of Kamaroopin as an associate on February 1, 2022 as disclosed under note 12(c). The acquisition date carrying value of the Group’s previously held equity interest in the acquiree will be remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

The consideration structure consists of a cash payment (US$ 1.7 million), and equity consideration in the form of PAX Class A common shares, due 30 days after the first anniversary of the closing (US$ 9.6 million), contingent consideration to be settled in cash dependent on the future performance of Kamaroopin (US$3.8 million).

Consideration for the second stage acquisition of Kamaroopin to be settled in PAX Class A common shares are subject to a 3 to 5 year lock-up period.

At the date the financial statements were authorized for issue, the transaction has not closed and remained subject to terms and conditions and the approval of the purchase agreement. A business combination transaction with Kamaroopin will be achieved in stages upon closing.

The financial effects of the above transaction did not have an impact on the condensed consolidated interim financial statements as of and for the period ended September 30, 2022.

Blue Macaw

On February 3, 2023, the Group signed an agreement for US$ 4.8 million (BRL 25 million) for the proposed 100% acquisition of Blue Macaw Gestora De Recursos Ltda. (“Blue Macaw”), an investment manager located in Brazil focusing on infrastructure and real estate investment in Latin America. At the date the financial statements were authorized for issue, the transaction has not closed and remained subject to terms and conditions and the approval of the purchase agreement. A business combination transaction will be achieved upon closing.

The financial effects of the above transaction did not have an impact on the condensed consolidated interim financial statements as of and for the period ended September 30, 2022.

After September 30, 2022 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Luis Gustavo G. Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer